Alpine Global Dynamic Dividend Fund

SHAREHOLDER MEETING
On May 9, 2011, the Fund held its Annual Meeting of
Shareholders (the "Meeting") for the purpose of voting on a proposal to re-elect one trustees of the Fund. The results of the proposal are as follows:

Proposal: To elect Jeffrey E. Wacksman as Trustee to the Board of Trustees for a term of three years to expire at the 2014 Annual Meeting and until his successor has been duly elected and qualified.

Jeffrey E. Wacksman
For: 92.33%
Withheld: 7.67%